OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Quad Marine, Inc.

P.O. Box 1434
El Segundo, CA 90245

www.QuadMarine.com

1000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 shares of common stock ($1,000,000)

Minimum 1000 shares of common stock ($10,000)

Company	Quad Marine, Inc.
Corporate Address	P.O. Box 1434, El Segundo 90245
Description of Business	Quad Marine will manufacture a line of electric-powered watercraft that exploit emerging technologies from the electric vehicle industry . Our products will offer the benefits of clean, quiet, electric propulsion, combined with industry-leading performance, safety, and accommodation space.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	250

Perks

$10,000+ Invitation to launch party of first hull, and listing as backer on Quad Marine web site.

$50,000+ Dinner cruise on board Quad 44, listing as Gold backer on web site.

$100,000 Overnight cruise for two on Quad 44, and listing as Platinum backer on web site.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Quad Marine was founded to design and market the world's most advanced electric recreational watercraft. The company will capitalize on recent advances in electric and solar technology to establish a leadership position in the recreational marine industry, in the same way that Tesla has in the automotive industry.

As the marine industry transitions to electric power, there is an excellent window of opportunity to produce the next generation of clean, quiet, and reliable recreational watercraft. Established boat builders will be simply retrofitting their existing designs to replace outdated diesel technology. Quad Marine is taking a leap ahead of the competition by introducing a 100% new design that is fundamentally superior to the traditional designs in performance, safety, and accommodation space.

The target market for our electric watercraft is a $500 million/year industry, so our business has excellent growth potential. Based on the strength of our flagship product, whose performance and specifications we believe are objectively better than competing products, we anticipate capturing a substantial market share in the first few years of operation.

Our financial projection anticipates revenue of $0.4 million, $2 million, and $3.2 million for the first three years of operation. These numbers are based on a tentative production schedule that calls for the first boat to enter production in Q1 2018, and the 10th boat to enter production in Q4 2020. Hull #1 will be retained by the company for development and marketing purposes, so no revenue will be generated until the sale of the second boat. Growth rate is anticipated to increase substantially during the third year of operation as the company gains greater customer awareness, and as we plan to start offshore production to accommodate customers in foreign markets and lower our production cost.

The company's current assets include a structurally-complete Quad 44 CAD model which provides a direct path to production using CAM (computer aided manufacturing) techniques. The company owns the QuadMarine.com domain, and all media associated with the company web site. Additional IP assets include two US Patents that are pending review by the USPTO. All assets were transferred to Quad Marine by legal agreement executed upon the company's incorporation in Delaware.

There is no pending litigation against the company.

The team

Officers and directors

Steve Salani	CEO

Steve Salani
Steve Salani, CEO, is the founder of four technology-oriented businesses over the past 30 years. Starting with an engineering degree from UC Santa Barbara (BSEE 1980), Steve's skill set has expanded to include hardware design, software development, database design, 2D graphic design, and 3D computer modeling. Steve is the author of four US technology patents (2 granted, 2 pending). His sailing experience includes 10 years membership with Fairwind Yacht Club in Marina Del Rey (2000-2010), bareboat charter in the BVI, and multiple cruises to Catalina island. Steve has invested over 10 years in the design and development of Quad Marine's flagship product, the Quad 44, and currently serves as CEO. Previous work experience includes a position as CEO/founder of Xetabase, a provider of database development and support services, and CEO/founder of Orchestra.Net, a provider of remote audio production services (both companies are DBAs of parent corporation Venture Fourth, a California S-corporation).

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Transition from Design Phase to Production** Quad Marine is well past the startup stage, as we have invested several years developing our flagship product the Quad 44. As with all manufacturing operations, there is a risk of delays as a product moves from the design phase to production. In the case of the Quad 44, all development was performed using 3D CAD tools, and the digital CAD model provides a direct path to production, thereby mitigating the risk of encountering difficulties as production begins.
- **Economic Downturn** The company's products are targeted to the recreational marine market, which is subject to the general economic environment. A severe economic downturn would temporarily slow down the entire recreational marine industry, including the sale of the company's products. The company anticipates a significant amount of revenue from foreign customers, and is therefore subject to variations in exchange rates that could adversely affect revenue in foreign markets.
- **Securing Funds to Finance Production** The launch of new watercraft requires a substantial investment in production tooling and equipment, so it's important that we raise most or all of our target fundraising goal to successfully launch the first hull. It will be more difficult to secure orders for the product without a demonstration model that can be reviewed and evaluated by potential customers.
- **Appropriation of Product Design / Features** There is some risk of competitors copying the design innovations and features introduced in the Quad 44, however the company has filed for patent protection to reduce this risk and secure our IP and competitive advantage. It is possible that some portions of the applications

may not be allowed, or competitors may be able to design around our claims, or may attempt to invalidate the patents through legal challenge. These events may adversely affect the Company's value, and may result in unforeseen expenses for legal fees to counter the appropriation of IP.

- **Procurement of Parts and Materials** Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Quad Marine has make an effort to minimize this risk. Delay in obtaining require materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering rework that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components as much as possible.
- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.
- **Forward Looking Information** Management has made use of marketing and sales projections based on its own information as well as projections from outside sources. These projections are believed to be reasonable but cannot be guaranteed, due to circumstances beyond management's control. Market growth rates projected by government and other sources are estimates and may be lower than anticipated, resulting in reduced company revenue within the coming decade.
- **Marketing Campaign Risks** Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the new design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.
- **Proprietary Technology Risk from Competitors** Should any of the marine industry competitors develop a proprietary technology that provides a performance advantage (e.g. battery storage technology) this could adversely affect Quad Marine's ability to compete. At this time and into the foreseeable future, the marine industry's adoption of electric technologies is driven by automotive technology. The high cost of R&D and specialized production required for new technologies makes it unlikely that any of the established marine industry players will be develop proprietary battery, solar, or electric motor technologies.
- **Expansion and Retention of Management Team** The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to a production manager and a marketing manager. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

- **Marketability of Securities** In order to realize financial gain from investment in Quad Marine, it may be necessary to hold the investment for several years. At present there is no established market for the securities, and there is no guarantee of a future market. We do not foresee issuing dividends to investors, as we intend to re-invest profits into the company to build market share and revenue.
- **Product Liability** All marine manufacturers face a potential risk of customer injury or death related with use of the product. The company may incur legal fees as a result of a customer incident, regardless of the validity of any claim. Management has made an effort to minimize this risk by making product safety and US Coast Guard compliance a priority throughout the design and testing process.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steve Salani, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 400,000

  Our authorized capital stock consists of 1,000,000 shares of common stock with par value $.00001 per share. As of the date of the offering circular, 400,000 shares have been issued as founder stock.

  Voting Rights

  The holders of the common stock are entitled to one vote for each share held.

  Liquidation Rights.

  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Other Rights.

  Holders of common stock have no preferential,preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-07-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the production of the first Quad 44 and begin taking customer orders and deposits. Our financial projections, based on a maximum capital raise of $1,000,000, indicate that we can operate the business for 18 months without revenue.

The information present in the financial statements provided does not reflect production expenses; these will be incurred only after capital is secured and production begins.

Financial Milestones

The company will spend a majority of the funds raised on capital purchases related to the production of the Quad 44. Delivery of the first hull is targeted for the mid-2019, and production will continue to ramp into 2020.

Assuming that the required operating capital is raised, company management forecasts annual revenue of $0.4 million, $2 million, and $3.2 million, for the first three years of operation. These numbers are based a tentative production schedule that calls for the first boat to enter production in Q1 2018, and the 10th boat to enter production in Q4 2020. Hull #1 will be retained by the company for development and marketing purposes, so no revenue will be generated until the sale of the second boat.

Once the Quad 44 has successfully entered production, our first financial milestone will be achieving positive cash flow, which is anticipated by the end of 2019. At this point deposits and receivables from customer orders will sustain further operations and we do not foresee the need for additional investment capital.

Our second financial milestone will occur when an offshore production facility is online and has successfully completed its first Quad 44, which we anticipate in mid-2020. The offshore facility will provide the benefit of lower production cost, and make it easier to accommodate deliveries to foreign customers. There are multiple candidates for offshore facilities that we will evaluate once domestic production is in place.

Liquidity and Capital Resources

The company currently has no income as our product has not yet entered production. The company has minimal expenses as the design phase is largely complete, and will not incur appreciable expenses until funding is secured and production commences. If the company is unable to raise a substantial portion of the $1,000,000 fundraising goal, production will be deferred until additional capital is secured.

The company does not currently have access to other funding sources, such as business lines of credit or private investor commitments.

Securing a maximum raise of $1,000,000 is anticipated to cover operating expenses for 18 months, beyond which time the company expects to become cash-flow positive as customers place deposits on orders.

Indebtedness

There is a shareholder loan of $1,351, with one year maturity and APR of 1.29%.

Recent offerings of securities

None

Valuation

$4,000,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock reflects the opinion of the management of Quad Marine as to what a fair value would be.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds	$10,000	$1,000,000
StartEngine Fees (6% total fee)	$600	$60,000
Professional Fees	$0	$1,500
Net Proceeds	$9,400	$938,500
Use of Net Proceeds:		
Advertising/Marketing	$5,000	$52,500

Salaries & Admin Expense	$4400	$180,000
Consultant Fees	$0	$90,000
General Supplies	$0	$12,000
Capital Equipment	$0	$135,000
Travel Expenses	$0	$10,000
Production Mat'l/Labor	$0	$459,000
Total Use of Net Proceeds	$9,400	$938,500

We are seeking to raise a minimum of $10,000 and up to $1,000,000 in this offering through Regulation Crowdfunding. If our net proceeds reach the minimum target of $10,000, the funds will be used for advertising and management salaries in an effort to raise additional capital.

If we successfully raise our maximum amount of $1,000,000, we believe we will have sufficient funds to operate for 18 months and plan to use the net proceeds of approximately $940,000 over the course of that time to 1) Purchase tooling required to put the boat into production; 2) Assemble and test the first boat; and 3) Implement a marketing program to generate sales and achieve positive cash flow.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to management; Expenses labeled "Travel and Entertainment" for the purpose of trade conferences, exhibitions, and customer meetings.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on the Investor Information page of the company website (www.QuadMarine.com). The annual reports will be available within 90 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quad Marine, Inc.

[See attached]

QUAD MARINE ANNUAL REPORT FOR YEAR ENDING 31 DECEMBER 2017

I, Steven Salani, the CEO of Quad Marine Inc., hereby certify that the financial statements of Quad Marine Inc. and notes thereto for the periods ending 31 December 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total revenue of $0, taxable income of ($20,776) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 30 April 2018.

Signature: Steven J. Salani

Title: CEO

Date: 30 April, 2018

QUAD MARINE INC.

Statement of Operations for QUAD MARINE INC. YEAR ENDING 31 DEC 2017

Total Revenue	$0
Operating Expenses	
Advertising	$12,822
Legal/Professional Svcs	$4320
Supplies	$24
Travel	$942
Total Operating Expenses	$20,776
Net Income (Loss)	($20,776)
Number of Shares Outstanding	401,831
Earnings Per Share (EPS)	NA
Cash at end of period	$4,947

QUAD MARINE INC. BALANCE SHEET DECEMBER 31 2017 (Unaudited)

ASSETS

Cash	$4,947	
Crowdfunding Receivable	$3823	
Total Current Assets		$8,770

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities	0	
Shareholder loans	10,779	
TOTAL CURRENT LIABILITIES		10,779
Stockholders Equity		
(Authorized 1,000,000 shares with par value $0.00001 per share)		
Issued and outstanding 401831 shares	$4.02	
Additional paid in capital	18,761.47	
Net Income (Loss)	(20,776)	
TOTAL SHAREHOLDERS EQUITY		($2011)
		$8,770

NOTE 1 – NATURE OF OPERATIONS

Quad Marine was formed on 10 April 2017 ("Inception") in the State of Delaware. The financial statements of Quad Marine (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Quad Marine was founded to design and market the world's most advanced electric recreational watercraft. The company will capitalize on recent advances in electric and solar technology to establish a leadership position in the recreational marine industry, in the same way that Tesla has in the automotive industry. The company is currently in negotiations with potential manufacturing partners who would license the company's watercraft designs and make them available to customers worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of electric watercraft when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

There are shareholder loans at an APR of 1.29% in the following amounts:

31 July 2017	$1351
12 September 2017	$5000
10 October 2017	$1500
31 October 2017	$2500
8 November 2017	$2000
29 November 2017	$1000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not currently have any contractual obligations with suppliers to purchase goods or services. There are no operating leases of any kind, or unused letters of credit or obligations to reduce debt.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1 million shares of our common stock with par value of $0.00001. As of 31 December 2017 the company has issued 401,831 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through 30 April 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

QUAD MARINE, INC.

FINANCIAL STATEMENTS

JULY 31, 2017

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

A. STENGEL, ABSELET & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
11400 W. OLYMPIC BLVD. SUITE 630
LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 479-7777
www.stengelcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Quad Marine, Inc.
El Segundo, CA

We have reviewed the accompanying statement of assets, liabilities, and equity – tax basis of Quad Marine, Inc. (a corporation) as of July 31, 2017, and the related statement of revenues and expenses – tax basis, and cash flows for the four months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the tax-basis of accounting; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the tax-basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the tax-basis of accounting.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 16, 2017

QUAD MARINE, INC.
STATEMENT OF ASSETS, LIABILITIES, AND
EQUITY - TAX BASIS
JULY 31, 2017

ASSETS

CURRENT ASSETS		
CASH		$ 259
TOTAL CURRENT ASSETS		259
		$ 259

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
SHAREHOLDER LOANS		$ 1,351
STATE TAXES PAYABLE		175
TOTAL CURRENT LIABILITIES		1,526
STOCKHOLDERS' EQUITY		
CAPITAL STOCK - AUTHORIZED 1,000,000 SHARES WITH PAR VALUE $0.00001 PER SHARE; ISSUED AND OUTSTANDING, 400,000 SHARES	4	
RETAINED EARNINGS	-	
NET INCOME (LOSS)	(1,271)	
TOTAL STOCKHOLDERS' EQUITY		(1,267)
		$ 259

QUAD MARINE, INC.
STATEMENT OF REVENUE AND EXPENSES
TAX BASIS
FOR THE PERIOD ENDED
JULY 31, 2017

REVENUES	
SALES	$ -
TOTAL REVENUE	-
OPERATING EXPENSES	1,096
NET INCOME (LOSS) BEFORE INCOME TAXES	(1,096)
OTHER REVENUE (EXPENSES)	
STATE INCOME TAXES	(175)
TOTAL OTHER REVENUE AND EXPENSES	(175)
NET INCOME (LOSS)	$ (1,271)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT

QUAD MARINE, INC.
STATEMENT OF CASH FLOWS
JULY 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(1,271)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
INCREASE (DECREASE) IN ACCOUNTS PAYABLE		175
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(1,096)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		4
SHAREHOLDER LOANS		1,351
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		1,355
NET INCREASE (DECREASE) IN CASH		259
CASH AT BEGINNING		-
CASH AT END OF PERIOD	$	259

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Quad Marine, Inc. ("Company") was founded on April 10, 2017 and has two patents under review with the United States Patent and Trademark Office. The Company business plan is to develop and market the proprietary information within the boating and marine industry. The Company is incorporated in the state of Delaware. As of the period ended July 31, 2017 the Company is in the development phase and has no revenue.

The Records
The Company maintains the books and records on the income tax basis of accounting with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from the sales of watercraft within the boating and marine industry.

Income Taxes
The provision for income taxes consists of federal and state income taxes currently payable. A summary of the provision follows:

Federal income taxes	$ 0
State income taxes	225
	$ 225

Contingencies
Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events
The Company is raising capital via a crowd-sourcing platform at $10.00 per common share with an initial offering of 100,000 shares. The total estimated proceeds after fees is $938,500. The Company anticipates use of the proceeds to fund production materials and labor, salaries, administrative expenses, advertising and marketing, and capital equipment expenditures.

QUAD MARINE, INC.

SUPPLEMENTAL INFORMATION

QUAD MARINE, INC.
SCHEDULE OF OPERATING EXPENSES
TAX BASIS
FOR THE THREE MONTHS ENDED
JULY 31, 2017

BANK CHARGES	$	42
DUES & SUBSCRIPTIONS		10
MARKETING		17
PROFESSIONAL FEES		977
TAXES & LICENSES		50
	$	1,096

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Quad Marine is pending **StartEngine Approval.**



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Raised of $10K - $1M goal

QUAD MARINE

Quad Marine

Revolutionary electric watercraft for the 21st century.

Small OPO · El Segundo, CA · Transportation
Accepting International Investment

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Revolutionary Electric-Powered
Watercraft for the 21st Century!

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QUAD 44
The cruising catamaran reimagined and redefined for the 21st century!

Tesla Motors introduced its first production vehicle a decade ago, and the electric revolution was born. Tesla has experienced massive growth and the company's market capitalization has exceeded both Ford and General Motors.

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Today, Quad Marine has introduced a revolutionary catamaran that brings clean, quiet, and reliable electric propulsion to the marine industry. We are well-positioned to participate in this rapidly expanding market, and we invite you to join us!

The catamaran was originally popularized in the sixties by beach-cat pioneer Hobie Alter, and it became the nucleus of a very successful worldwide business. The catamaran offers many advantages over traditional monohull boats, and is now the industry-standard marine recreation platform vacation destinations like the Caribbean and the Mediterranean.

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Charter operator Virgin island Sailing points out that "the popularity of catamarans has grown in recent years for several reasons. The multihull design provides a fast, smooth sailing experience with maximum comfort and space."

BVI Yacht Charters explains that "Catamarans are extremely stable, allowing for more freedom to move and play on deck. They are favored for family trips particularly with younger children."

The Moorings is one of the largest charter operators in the world, and they enthusiastically endorse the catamaran as "the ultimate charter vacation platform offering stability and extraordinary ease of handling."

Catamarans have also proven to be very effective for commercial use as water taxies, ferries, and tourist excursion boats. Power cat manufacturer Alloy Cats notes that the proliferation of catamaran ferries in service all over the world is a result of their increased efficiency and lower operating cost.

As the marine industry transitions to electric power there is an excellent window of opportunity to produce the next generation of clean, quiet, and reliable recreational watercraft. We anticipate that the majority of established boat builders will simply retrofit their existing designs to replace the outdated diesel technology. Quad Marine plans to jump ahead of the competition by introducing a 100% new design that we believe is fundamentally superior to traditional designs in seven key areas.

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The Quad 44 Catamaran


QUAD 44
The cruising catamaran reimagined
and redefined for the 21st century!

The company's flagship product is the culmination of a 10-year R&D effort to create a cruising catamaran without the flaws and compromises of traditional designs, and without the reliability and maintenance problems of diesel engines. The groundbreaking raised-cabin configuration of the Quad 44 is designed to exceed the performance and specifications of competing boats in seven key areas:

- Much larger accommodation space with quieter cabins
- Improved performance (more efficient / higher speed)
- Eliminates diesel reliability and maintenance problems
- Boarding and disembarking is much easier and safer
- Smoother, more comfortable passage in rough weather
- Much better visibility from enclosed forward helm station
- Storage for two dinghies with safe and easy boarding

The dramatically increased accommodation space is an extremely compelling feature of the Quad 44 and we anticipate a major disruption and redistribution of market share in the industry. Compared to the industry-standard Lagoon 450 catamaran (overall length 45+ feet) the Quad 44 (overall length 44 feet) provides an astonishing **42% larger interior accommodation space** (see chart).

BOAT	CABIN (one of four)	HEAD (bathroom)	SALOON (common area)	TOTAL
LAGOON 450	63 sf	22 sf	168 sf	508 sf
QUAD 44	86 sf + 36%	32 sf + 45%	252 sf + 50%	724 sf + 42%

Optional Sailing Rig

An advanced sailing rig will be offered as an option to supplement the Quad 44's electric drive. Quad Marine again applies advanced technology and innovative design with the introduction of the Aerolite rig (patent pending), which offers much easier sail handling and trimming than the traditional Bermuda rig. When equipped with the Aerolite rig the Quad 44 will offer essentially unlimited range without the cost, maintenance, and environmental impact of internal combustion engines. An electronic autopilot system is planned that will provide automated control of both the sails and the helm, a unprecedented breakthrough feature for a production recreational watercraft.

Press and Public Response

The Quad 44 electric catamaran was officially announced at the Annapolis boat show in October 2016. Feedback from the show, press, and social media confirms that the Quad 44 is the right product at the right time:

"I would love to see the Quad 44 at the next boat show!"
"I've been waiting for someone to do a boat like the Quad 44."
"Your design really makes sense and has a lot of advantages."
"Looks like a great charter boat for the Caribbean."
"Wow, that's a lot more space compared to other catamarans."
"This would be a really nice boat for a live-aboard situation."
"It's a new concept, I love it!"
"Something I'm going to be keeping an eye on for sure."
"I think your timing with the Quad 44 is quite good."
"We may want to upgrade...we really love your Quad 44"
"Wonderful design, looking forward to seeing more pictures"
"Clearly you have a very innovative boat!"


UNITED STATES SAILBOAT SHOW
October 6-10, 2016
SHOW GUIDE
QUAD 44
THE CRUISING CATAMARAN REIMAGINED AND REDEFINED FOR THE 21st CENTURY
QUAD 44

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Design Methodology

The Quad 44 was developed using modern computer design techniques that are more efficient and accurate than traditional methods. The Quad 44 design model is a computer file containing a 3D representation of all mechanical components, and provides a direct path to production using CAM (computer aided manufacturing) technology. The digital model helps to eliminate design errors as all components can be visually evaluated in 3D space, and the amount of paper documentation and printing is substantially reduced.

In addition to the digital design model, Quad Marine has implemented a custom relational database to track every component in the boat. The database automates design and production by storing the specifications of each component such as dimensions, weight, cost, vendor, etc. The design database and the 3D digital model are the two critical tools already in place that will allow us to enter production in a cost-efficient and timely manner.



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Target Market and Strategy

The electric vehicle market has experienced growth of over 1000% from 2011 through 2015, and could increase to over 6 million units a year by 2020 (source: US Department of Energy). Tesla Motors has played a big part in the surge in interest and sales of electric vehicles, and the company's market capitalization has exceeded that of both Ford or General Motors.

Government funding programs and incentives, coordinated by the US Energy Department's Vehicle Technologies office, are contributing to the development and expansion of the market. Battery costs have been reduced by 50 percent in the last four years, which has led to lower vehicle costs for the consumer. According to a recent Bloomberg report, the cost of electric vehicles is projected to drop below that of combustion vehicles by 2022. By 2040, electric vehicles are projected to account for 54% of all new vehicle sales.


ANNUAL ELECTRIC VEHICLE SALES (world wide)
(source: US Department of Energy)
50,000
2011
125,760
2012
212,986
2013
315,519
2014
565,668
2015

As the automotive industry benefits from massive R&D investment and volume growth, so will the marine industry. Growth will also be stimulated by increasing restrictions on the use of internal combustion engines. Developing legislation in Europe, India, and other countries is expected to lead to a complete ban on internal combustion engines in the not too distant future.

According to CleanTechnica.com, local bans against internal combustion boats are becoming more commonplace around the world, and recreational boats will see the largest growth among electric boats as a result.

Total world market for hybrid and electric boats and ships (commercial and recreational) is projected to rise to over $20 billion wordwide within 10 years. Unlike the situation with Tesla in the automotive industry, there is currently no established dominant player in the marine industry focusing solely on electric watercraft. Quad Marine is positioned to take advantage of this window of opportunity with a product that offers not only the benefits of [illegible] technology, but is designed to provide superior performance, safety, and accommodation space.

The target market for the Quad 44 is recreational day sailors, live-aboard boaters, extended cruising sailors, and charter operators. The world-wide market for recreational cruising catamarans (sail and power) is estimated at over $500 million/year (source: Cruising World Magazine). Based on the strength of our flagship product we anticipate capturing a substantial share of this market within the first few years of operation. Our long term marketing plans include an expansion of the Quad Marine product line to both larger and smaller watercraft, and production of a passenger-optimized version to address the market for water taxis and sightseeing excursions. We believe these plans will greatly expand Quad Marine's market share and overall revenue.

The company plans to achieve its market share goals through targeted advertising, participation in trade shows, and a strong internet / social network presence. Advertising will be facilitated by the use of the Quad 44 digital design model which we will use to create effective graphic presentations for print and online advertising.

Invest Now!

The trend towards electric technology in the transportation industry is abundantly clear. R&D investment, performance, and market share are all increasing at a steady pace. Quad Marine is committed to exploiting these emerging technologies and combing them with superior design and innovation to establish a leadership position in the marine industry. We invite you to join us as we build the next generation of clean, quiet, and reliable electric watercraft!

Investment
$10/share of Common Stock | Minimum Investment: $1,000.00
When you invest you are betting the company's future value will exceed $5M.

Perks
$10,000+ Invitation to launch party of first hull, and listing as backer on Quad Marine web site.
$50,000+ Dinner cruise on board Quad 44, listing as Gold backer on web site.
$100,000 Overnight cruise for two on Quad 44, and listing as Platinum backer on web site.

January 2005



Development project begins

Started development of the first conceptual design models of the Quad 44

April 2016


QUAD MARINE

Design model completed

Completion of Quad 44 digital design model (v260)

October 2016


QUAD 44
QUAD 44

Quad 44 Announced

The Quad 44 is officially announced at the Annapolis Sailboat Show, and receives a very positive response.

November 2016



Started engineering revisions

Began work to implement several enhancements based on customer feedback.

May 2017



Design Updates Complete

Numerous updates and enhancements completed on Quad 44 design model (v374)

June 2017



New Web Site Launched

Launch of new Quad Marine web site with video introduction and detailed information on design concept, deck layouts, and feature list.

August 2017


QUAD MARINE

Start of fundraising on Start Engine

Quad Marine opens fundraising with funding goal of $1 million.

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Meet the Founder



Steve Salani

CEO

Steve Salani, CEO, is the founder of four technology-oriented businesses over the past 30 years. Starting with an engineering degree from UC Santa Barbara (BSEE 1980) Steve's skill set has expanded to include hardware design, software development, database design, 2D graphic design, and 3D computer modeling. Steve is the author of four US technology patents (2 granted, 2 pending). His sailing experience includes 10 years membership with Fairwind Yacht Club in Marina Del Rey (2000-2010), bareboat charter in the BVI, and multiple cruises to Catalina island. Steve has invested over 10 years in the design and development of Quad Marine's flagship product, the Quad 44, and currently serves as CEO. Previous work experience includes a position as CEO/founder of Xetabase, a provider of database development and support services, and CEO/founder of Orchestra.Net, a provider of remote audio production services (both companies are DBAs of parent corporation Venture Fourth, a California S-corporation).

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And the Rest of the Team



Mike Leneman

Consultant

Mike Leneman is the founder of Multi Marine in Venice, CA. He has over 35 years and 50,000 miles of racing, cruising, and building experience. To date he has been involved in the design and construction of three multihulls. Mike provides consulting services to Quad Marine in the areas of FRP design and fabrication.

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Offering Summary

Maximum 100,000 shares of common stock ($1,000,000)

Minimum 1000 shares of common stock ($10,000)

Company	Quad Marine, Inc.
Corporate Address	P.O. Box 1434, El Segundo 90245
Description of Business	Quad Marine will manufacture a line of electric-powered watercraft that exploit emerging technologies from the electric vehicle industry . Our products will offer the benefits of clean, quiet, electric propulsion, combined with industry-leading performance, safety, and accommodation space.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$1000

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Perks

$10,000+ Invitation to launch party of first hull, and listing as backer on Quad Marine web site.

$50,000+ Dinner cruise on board Quad 44, listing as Gold backer on web site.

$100,000 Overnight cruise for two on Quad 44, and listing as Platinum backer on web site.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to management; Expenses labeled "Travel and Entertainment" for the purpose of trade conferences, exhibitions, and customer meetings.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

A decade ago Tesla Motors introduced its first production vehicle, and the electric revolution was born. The Tesla roadster offered breakthrough performance and reliability with zero emissions, and signaled the beginning of a new era for the automotive industry.

Today, Quad Marine continues in the same spirit of innovation with the introduction of the Quad 44, a groundbreaking catamaran that will lead the marine industry's transition to clean electric propulsion.

The Quad 44 offers much more than just an alternative to outdated combustion engine propulsion. Our goal was to design and build the most advanced 4-cabin cruising catamaran in the world. We discarded old ways of thinking and eliminated the design flaws of traditional catamarans. The result is a groundbreaking all-new design that that offers an unprecedented combination of comfort, performance, and safety. The Quad 44 is destined to become the premier marine recreation platform in cruising destinations around the world.

The Quad 44 is a cruising catamaran reimagined and redefined for the 21st century, with a stunning design like no other boat in the world. The solar/electric propulsion system offers quiet operation and high reliability, with zero emissions and minimal maintenance. The innovative raised-cabin configuration delivers an exceptionally comfortable cruising experience for up to 10 guests.

Compared to the outdated design of traditional catamarans, the Quad 44 delivers superior performance in seven key areas, making it the ideal choice for day sailing, live-aboard, or extended cruising.

The Quad 44 features an innovative new hull configuration that separates the accommodation space from the float hulls. The sleek wave-piercing hulls substantially reduce drag and increase speed. The upper main hull is optimized for passenger comfort, with an astonishing 40% larger interior space than typical catamarans. The four raised cabins are isolated from wave noise and cold water.

The low-profile twin hulls of the Quad 44 have a freeboard of only 24 inches, allowing easy and safe boarding from a side dock . Access to the central hull is through entry doors on both sides of the boat. For Mediterranean mooring, a boarding gangway extends from under the aft deck.

The main hull encloses the 4 staterooms and saloon in an efficient aerodynamic design to minimize drag over and under the boat. The boat's innovative profile also reduces the effects of high cross winds that may be experienced on the open ocean.

The buoyancy of the central hull is separated from the low-profile twin hulls. This allows wave crests to pass over the twin hulls without impeding the forward motion of the boat. The underside of the main hull is also designed to reduce wave impacts and noise in heavy seas.

Under the surface, the Quad 44 is powered by silent electric drive units on each of the twin hulls. The complicated transmission mechanism used with traditional diesel engines has been eliminated, along with its associated maintenance and reliability problems.

Dual solar arrays deliver more than 5 kW of power in optimum conditions, and allow cruising at 5 knots under solar power alone. Battery banks within the twin hulls are isolated from the accommodation space, and feature independent port and starboard systems for high reliability.

The forward helm station provides full protection in inclement weather, and offers exceptionally clear line of sight with a view of over 300 degrees. The boarding doors on each side of the boat can also be opened in the harbor for increased visibility.

Two auxiliary helm positions are available on the aft deck, giving the skipper maximum flexibility for fair weather sailing.

The Quad 44 finally offers an elegant solution to stowing and deploying shore craft. Dual dinghies are stowed out of sight in twin storage compartments under the central hull. Once lowered, the dinghies are easily moved across the side decks into the water where they can be safely boarded.

The groundbreaking design of the Quad 44 sets a new standard for comfort, performance, and safety in a 44-foot catamaran. Ten adults can be comfortably accommodated in 12 separate spaces, including 4 staterooms, 4 ensuite bathrooms, the central saloon, the upper deck, and twin side decks. With its unprecedented versatility the Quad 44 is the ideal marine recreation platform for the 21st century.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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